UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Elli Levinson-Sela, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ellils@alon-oil.co.il

ALON BLUE SQUARE ANNOUNCES AGREEMENTS TO SELL 17 SUPERMARKET BRANCHES OF MEGA RETAIL LTD.

YAKUM, Israel, December 3, 2015, Alon Blue Square Israel Ltd. (NYSE: BSI) (the “Company”) announced today that Mega Retail Ltd. has entered into agreements with A.B.A.Victory Company for Management and Holdings Ltd. and with M. Yuchnanaf and Sons (1988) Ltd. for the sale of 17 supermarket branches operated by Mega Retail, 16 of which are operated under the brand "YOU". Under the terms of the agreements, Mega Retail will transfer its rights and obligations with respect to 17 supermarkets and sell certain assets and equipment located in the supermarkets. In addition, the buyers will provide security to the lessors of the supermarkets to secure the buyers' obligations under the leases, to the extent applicable, including guarantees and security that the Company is currently required to provide. Aggregate consideration for the transactions is NIS 95 million plus VAT.

Subject to satisfaction of the closing conditions described in the agreements, the closing of the transactions is scheduled to occur on the later of January 1, 2016 or three business days following completion of the closing conditions.

Closing of the transaction is conditioned upon satisfaction of the following conditions within 45 days of execution of the agreements:

•	execution by applicable lessors of deeds of assignment of rights and obligations for the assignment to the buyers of the applicable agreements relating to the stores (or receipt of court approval for such assignment). A sum of NIS 4,375,000 or NIS 6,600,000 (depending on the supermarket) will be deducted from the consideration for each supermarket for which neither a deed of assignment nor court approval is obtained;

•	receipt of court approval for Mega Retail entering into the transaction (unless the court determines that it has no jurisdiction or that no approval is needed). Such condition may be waived solely by Mega Retail if court approval is not required;

•	receipt of approval from the Anti-Trust Authority;

•	with respect to one supermarket, an extension of the lease agreement by an additional three years, and with respect to another supermarket, the buyer was granted an option not to include the supermarket as part of the transaction, Removal of each of these supermarkets from the transaction would reduce the consideration by NIS 4 million or NIS 4,375,000 (depending on the supermarket); and

•	approval of the board of directors of A.B.A. Victory Company for Management and Holdings Ltd. (with respect to eight supermarkets) and of Mega Retail

Pursuant to agreements with the employees union with respect to the termination of the Mega Retail employees from the relevant supermarkets, the cost of such termination (in addition to amounts due under law, including under the collective bargaining agreement) is estimated to be approximately NIS 15 million.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in five reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 63.13% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 220 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through Mega Retail Ltd., held 67% by Alon Blue Square, currently operates 148 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. Operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 53.92% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square operates the issuance and clearance of gift certificates, and through Diners Club Israel Ltd., an associate held at 36.75%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of the success of the plan of recovery and arrangement with debtors, suppliers, service providers and lessors; the effect of the plan of recovery and arrangement on sales in our supermarkets and on the desire of suppliers to continue supplying products or services to our supermarkets; failure to reach a settlement with our bank lenders and holders of our Series C Debentures; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

December 3, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary